Exhibit 99.02

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Valero GP, LLC and Unitholders of Valero L.P.:

We have audited the accompanying balance sheet of Riverwalk Logistics, L.P. (a Delaware limited partnership) (the Partnership) as of December 31, 2006. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Riverwalk Logistics, L.P. as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Antonio, Texas

February 28, 2006

RIVERWALK LOGISTICS, L.P.

BALANCE SHEET

DECEMBER 31, 2006

(Thousands of Dollars)

Assets
Current assets:
Cash	$1
Other current assets	1

Total current assets	2

Investment in Valero L.P.	64,474

Total assets	$64,476

Liabilities and Partners’ Equity
Current liabilities:
Payable to Valero L.P	$188
Notes payable to affiliates	12,759

Total current liabilities	12,947

Commitments and contingencies (see note 7)

Partners’ equity:
Limited partner equity held by Riverwalk Holdings, LLC	51,342
General partner equity held by Valero GP, LLC	51
Accumulated other comprehensive income	136

Total partners’ equity	51,529

Total liabilities and partners’ equity	$64,476

See accompanying notes to balance sheet.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET

December 31, 2006

1. Organization and Business

Riverwalk Logistics, L.P. (Riverwalk Logistics) is a Delaware limited partnership and the general partner of Valero L.P. The general partner of Riverwalk Logistics is Valero GP, LLC with a 0.1% general partner interest and the limited partner is Riverwalk Holdings, LLC with a 99.9% limited partner interest. Valero GP, LLC and Riverwalk Holdings, LLC are indirect, wholly owned subsidiaries of Valero GP Holdings, LLC (NYSE: VEH).

UDS Logistics, LLC, formerly an indirect, wholly owned subsidiary of Valero Energy Corporation, owned Valero GP, LLC and Riverwalk Holdings, LLC as of December 31, 2005. On January 15, 2006, UDS Logistics, LLC changed its name to Valero GP Holdings, LLC (Valero GP Holdings). On July 19, 2006, Valero GP Holdings completed its initial public offering of 17.25 million units representing 41% of its limited liability company interests. On December 22, 2006, Valero GP Holdings completed it secondary public offering of 25.25 units representing 59% of its limited liability company interests.

Valero L.P. (NYSE: VLI) is a Delaware limited partnership. As of December 31, 2006, the common units held by the public represent 76.6% of Valero L.P.’s outstanding partnership equity with the balance owned by Riverwalk Holdings, LLC (common units representing 21.4%), Valero GP, LLC (common units representing 0.002%) and Riverwalk Logistics (2% general partner interest and 100% of the incentive distribution rights).

Valero L.P., through its wholly owned subsidiaries, owns and operates crude oil and refined product pipeline and terminalling assets and crude oil storage tank assets in the United States, Canada, Mexico, the Netherlands Antilles, the Netherlands, and the United Kingdom. The pipeline, terminalling and storage tank assets provide for the transportation and storage of crude oil and other feedstocks as well as refined products.

2. Basis of Presentation

Riverwalk Logistics’ investment in Valero L.P. is stated at cost plus the equity in its undistributed earnings of Valero L.P. since April 16, 2001, the date of Valero L.P.’s initial public offering. Also included in the investment in Valero L.P. is Riverwalk Logistics’ share of the allocated goodwill and step-up in basis related to Valero Energy’s acquisition of Ultramar Diamond Shamrock Corporation (UDS) on December 31, 2001 (see Note 3: Investment in Valero L.P.).

Riverwalk Logistics is a limited partnership and is not subject to federal income taxes. Accordingly, the taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally includable in the federal income tax returns of the individual partners.

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to asset impairments, based on currently available information. Changes in facts and circumstances may result in revised estimates.

3. Significant Accounting Policies

Equity Investments

Riverwalk Logistics accounts for its investment in Valero L.P. using the equity method. Riverwalk Logistics evaluates its investment in Valero L.P. for impairment when there is evidence that it may not be able to recover the carrying amount of its our investment or that the investee is unable to sustain an earnings capacity that justifies the carrying amount. Riverwalk Logistics recognizes a loss in the value of its investment that is other than a temporary decline currently in earnings based on the difference between the estimated current fair value of the investment and

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

its carrying amount. Riverwalk Logistics believes that the carrying amount of its investment in Valero L.P. as of December 31, 2006 is recoverable.

Accounting for Sales of Units by Valero L.P.

Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary” (SAB 51), provides guidance on accounting for the effect of issuances of a subsidiary’s stock on the parent’s investment in that subsidiary. SAB 51 allows registrants to elect an accounting policy of recording such increases or decreases in a parent’s investment (SAB 51 credits or charges, respectively) either in income or in equity. In accordance with the election provided in SAB 51, Riverwalk Logistics adopted a policy of recording such SAB 51 credits or charges directly to members’ equity.

4. Accounting Pronouncement

EITF Issue No. 04-5

In June 2005, the Financial Accounting Standards Board (FASB) ratified its consensus on Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF No. 04-5), which requires the general partner in a limited partnership to determine whether the limited partnership is controlled by, and therefore should be consolidated by, the general partner. The guidance in EITF No. 04-5 was effective after June 29, 2005 for general partners of all new partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in EITF No. 04-5 was effective no later than January 1, 2006. We adopted EITF No. 04-5 effective January 1, 2006, the adoption of which had no impact on the accounting for our investment in Valero L.P.

5. Investment in Valero L.P.

Summary Financial Information

The following presents summarized balance sheet information related to Valero L.P. and its subsidiaries as of December 31, 2006 (in thousands):

Assets
Current assets	$212,998
Property and equipment, net	2,345,135
Goodwill	774,441
Investment in joint ventures	74,077
Other noncurrent assets, net	76,215

Total assets	$3,482,866

Liabilities and Partners’ Equity
Current liabilities	$156,735
Long-term debt, less current portion	1,353,720
Other long-term liabilities	96,730

Common units held by the public, Valero GP Holdings, LLC and Valero GP, LLC	1,830,047
General partner’s equity held by Riverwalk Logistics	38,815
Accumulated other comprehensive loss	6,819

Total liabilities and partners’ equity	$3,482,866

Reconciliation of Investment in Valero L.P.

The following is a reconciliation of Valero L.P.’s general partner’s equity to Riverwalk Logistics’ investment in Valero L.P. as of December 31, 2006 (in thousands):

Valero L.P.’s general partner’s equity	$38,815
SAB 51 Gain	13,514
Step-up in basis related to Valero L.P.’s assets and liabilities, including equity method goodwill, and other	12,145

Riverwalk Logistics’ investment in Valero L.P.	$64,474

Transactions between Valero L.P. and Riverwalk Logistics typically relate to capital contributions and redemptions, equity in earnings, and receipt of quarterly cash distributions. The cash distributions received by Riverwalk Logistics are further distributed to its partners, Riverwalk Holdings, LLC and Valero GP, LLC.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

Valero L.P.’s Allocations of Net Income

Valero L.P.’s partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders, subordinated unitholders and Riverwalk Logistics will receive. Valero L.P.’s partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and Riverwalk Logistics. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are done after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to Riverwalk Logistics.

Valero L.P.’s Cash Distributions

Valero L.P. makes quarterly distributions of 100% of its available cash, generally defined as cash receipts less cash disbursements and cash reserves established by Riverwalk Logistics in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end.

Riverwalk Logistics is entitled to incentive distributions if the amount Valero L.P. distributes with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Unit	Valero L.P. Unitholders	Riverwalk Logistics
Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%

Effective April 1, 2006, Valero L.P. satisfied all the conditions included in its partnership agreement for the subordination period to end. Accordingly, all 9,599,322 subordinated units converted into common units on a one-to-one basis on May 8, 2006, the first business day after the record date for the distribution related to the first quarter earnings of 2006. Riverwalk Holdings, LLC had the 9,599,322 subordinated units at the time of conversion.

6. Notes Payable to Affiliates

On December 31, 2006, Riverwalk Logistics, Valero GP, LLC and Riverwalk Holdings, LLC executed two revolving promissory notes. The revolving promissory note with Valero GP, LLC has a maximum limit of $20,000 and had an outstanding balance of $12,759 as of December 31, 2006. The revolving promissory note with Riverwalk Holdings, LLC has a maximum limit of $20.0 million and had an outstanding balance of $12.7 million as of December 31, 2006. Interest on the revolving promissory notes varied based on Valero Energy’s weighted average cost of all borrowed funds, including interest expense, amortization of debt issuance expense, commitment fees, costs of maintaining compensating balances, if any, penalties, if any, and all other out-of-pocket costs, fees and expenses incurred in connection with the borrowed funds. Interest is payable monthly; however, it may be added to the principal balance in lieu of payment. For the year ended December 31, 2006, the weighted-average interest rate was 7.0%. Principal is due on demand, but if no demand is made, the outstanding principal is due on December 31, 2007.

7. Commitments and Contingencies

Valero L.P.’s operations are subject to extensive federal, state and local environmental and safety laws and regulations. Although Valero L.P. believes its operations are in substantial compliance with applicable environmental and safety laws and regulations, risks of additional costs and liabilities are inherent in pipeline, terminalling and storage operations, and there can be no assurance that significant costs and liabilities will not be

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental and safety laws and regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, Valero L.P. has adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations, product safety, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, and to limit the financial liability which could result from such events. However, some risk of environmental or other damage is inherent in pipeline, terminalling and storage operations, as it is with other entities engaged in similar businesses.